

February 9, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Glen W. Herrick
Executive Vice President and
Chief Financial Officer
Meta Financial Group, Inc.
5501 South Broadband Lane
Sioux Falls, SD 57108

> **Re: Meta Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed December 14, 2015**
> **File No. 000-22140**

Dear Mr. Herrick:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 30, 2015</u>

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Annual Cash and Equity Incentive Compensation, page 17</u>

1. We note your disclosures on page 17 regarding the primary factors you considered for cash incentives (EPS, ROE, asset quality, and core deposit growth) and for equity incentives (net income and total shareholder return). Please tell us how the compensation committee determined the size of the annual cash and equity incentive awards for your named executive officers. In doing so, please address the roles of individual performance and company performance. Please also address the various factors the committee considered, indicating how those factors affected the disclosed awards. If the committee used performance targets linked to these or other factors, please tell us the targets, as well

as where actual performance fell with respect to the targets. Finally, in future filing disclosing the payment of incentive compensation, to the extent material, please discuss and analyze your award decisions. Please refer to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services